

Mail Stop 3030

May 31, 2016

Via E-mail
Gordon Hunter
Chief Executive Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

> **Re: Littelfuse, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2016**
> **Filed March 1, 2016**
> **Form 10-Q for Fiscal Quarter Ended April 2, 2016**
> **Filed May 6, 2016**
> **File No. 000-20388**

Dear Mr. Hunter:

We have reviewed the above-referenced filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended April 2, 2016

1.   We note your reference in your May 5, 2016 conference call to a decline in market pricing in the potash industry, shutdown of operations at one of your significant customer's potash mines, decreased sales of commercial vehicle products, a related considerable slowing in the North American heavy-duty truck market, and a first quarter inventory build by customers in anticipation of your exit from some low-margin businesses. We also note in your discussion regarding PolySwitch negative trends in the electronics business, trends in the battery protection markets, and distributor inventory alignment. Please provide us your analysis of whether these developments and trends should be disclosed in your filing per Regulation S-K Item 303.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Ryan K. Stafford, Esq.